UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No.  )*


                                StockerYale, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    86126T203
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  June 30, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  86126T203
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      PSource Structured Debt Limited
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Guernsey
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        2,399,010*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   2,399,010*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:  2,399,010
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  5.9%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
     *Based on 40,784,071 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of StockerYale, Inc., a Massachusetts corporation (the "Company"), as of June 30, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, as supplemented by the issuance of 1,628,664 Shares on June 30, 2008 disclosed in the Company's Current Report on Form 8-K dated June 30, 2008. As of June 30, 2008, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC, ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with PSource, Valens US, and VOFF SPV I, the "Investors") collectively held (i) 2,399,010 Shares, (ii) a warrant (the "First Warrant") to acquire 700,000 Shares at an exercise price of $1.56 per Share for 375,000 Shares, $1.75 per Share for 250,000 Shares, and $1.94 per Share for 75,000 Shares, subject to certain adjustments, (iii) a warrant (the "Second Warrant") to acquire 95,000 Shares at an exercise price of $1.38 per Share for 50,000 Shares, $1.60 per Share for 33,000 Shares, and $1.71 per Share for 12,000 Shares, subject to certain adjustments, (iv) a warrant (the "Third Warrant") to acquire 150,000 Shares at an exercise price of $0.80 per Share, subject to certain adjustments, (v) a warrant (the "Fourth Warrant") to acquire 400,000 Shares at an exercise price of $3.12 per Share, subject to certain adjustments, and (vi) a warrant (the "Fifth Warrant", and together with the First Warrant, the Second Warrant, the Third Warrant and the Fourth Warrant, the "Warrants") to acquire 475,000 Shares at an exercise price of $1.23 per Share for 225,000 Shares, $1.34 per Share for 150,000 Shares, and $1.44 per Share for 100,000 Shares, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by the Investors upon at least 75 days prior notice to the Company and is automatically null and void upon certain events of default. PSource is managed by Laurus Capital Management, LLC. Valens US, VOFF SPV I, and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G.

CUSIP No.  86126T203
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Capital Management, LLC
      13-4150669
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        2,399,010*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   2,399,010*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:  2,399,010
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  5.9%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
     *Based on 40,784,071 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of StockerYale, Inc., a Massachusetts corporation (the "Company"), as of June 30, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, as supplemented by the issuance of 1,628,664 Shares on June 30, 2008 disclosed in the Company's Current Report on Form 8-K dated June 30, 2008. As of June 30, 2008, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC, ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with PSource, Valens US, and VOFF SPV I, the "Investors") collectively held (i) 2,399,010 Shares, (ii) a warrant (the "First Warrant") to acquire 700,000 Shares at an exercise price of $1.56 per Share for 375,000 Shares, $1.75 per Share for 250,000 Shares, and $1.94 per Share for 75,000 Shares, subject to certain adjustments, (iii) a warrant (the "Second Warrant") to acquire 95,000 Shares at an exercise price of $1.38 per Share for 50,000 Shares, $1.60 per Share for 33,000 Shares, and $1.71 per Share for 12,000 Shares, subject to certain adjustments, (iv) a warrant (the "Third Warrant") to acquire 150,000 Shares at an exercise price of $0.80 per Share, subject to certain adjustments, (v) a warrant (the "Fourth Warrant") to acquire 400,000 Shares at an exercise price of $3.12 per Share, subject to certain adjustments, and (vi) a warrant (the "Fifth Warrant", and together with the First Warrant, the Second Warrant, the Third Warrant and the Fourth Warrant, the "Warrants") to acquire 475,000 Shares at an exercise price of $1.23 per Share for 225,000 Shares, $1.34 per Share for 150,000 Shares, and $1.44 per Share for 100,000 Shares, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by the Investors upon at least 75 days prior notice to the Company and is automatically null and void upon certain events of default. PSource is managed by Laurus Capital Management, LLC. Valens US, VOFF SPV I, and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G.

CUSIP No.  86126T203
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens U.S. SPV I, LLC
      20-8903266
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        2,399,010*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   2,399,010*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:  2,399,010
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  5.9%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
     *Based on 40,784,071 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of StockerYale, Inc., a Massachusetts corporation (the "Company"), as of June 30, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, as supplemented by the issuance of 1,628,664 Shares on June 30, 2008 disclosed in the Company's Current Report on Form 8-K dated June 30, 2008. As of June 30, 2008, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC, ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with PSource, Valens US, and VOFF SPV I, the "Investors") collectively held (i) 2,399,010 Shares, (ii) a warrant (the "First Warrant") to acquire 700,000 Shares at an exercise price of $1.56 per Share for 375,000 Shares, $1.75 per Share for 250,000 Shares, and $1.94 per Share for 75,000 Shares, subject to certain adjustments, (iii) a warrant (the "Second Warrant") to acquire 95,000 Shares at an exercise price of $1.38 per Share for 50,000 Shares, $1.60 per Share for 33,000 Shares, and $1.71 per Share for 12,000 Shares, subject to certain adjustments, (iv) a warrant (the "Third Warrant") to acquire 150,000 Shares at an exercise price of $0.80 per Share, subject to certain adjustments, (v) a warrant (the "Fourth Warrant") to acquire 400,000 Shares at an exercise price of $3.12 per Share, subject to certain adjustments, and (vi) a warrant (the "Fifth Warrant", and together with the First Warrant, the Second Warrant, the Third Warrant and the Fourth Warrant, the "Warrants") to acquire 475,000 Shares at an exercise price of $1.23 per Share for 225,000 Shares, $1.34 per Share for 150,000 Shares, and $1.44 per Share for 100,000 Shares, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by the Investors upon at least 75 days prior notice to the Company and is automatically null and void upon certain events of default. PSource is managed by Laurus Capital Management, LLC. Valens US, VOFF SPV I, and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G.

CUSIP No.  86126T203
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Offshore SPV I, Ltd.
      98-0539781
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Cayman Islands
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        2,399,010*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   2,399,010*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:  2,399,010
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  5.9%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
     *Based on 40,784,071 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of StockerYale, Inc., a Massachusetts corporation (the "Company"), as of June 30, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, as supplemented by the issuance of 1,628,664 Shares on June 30, 2008 disclosed in the Company's Current Report on Form 8-K dated June 30, 2008. As of June 30, 2008, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC, ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with PSource, Valens US, and VOFF SPV I, the "Investors") collectively held (i) 2,399,010 Shares, (ii) a warrant (the "First Warrant") to acquire 700,000 Shares at an exercise price of $1.56 per Share for 375,000 Shares, $1.75 per Share for 250,000 Shares, and $1.94 per Share for 75,000 Shares, subject to certain adjustments, (iii) a warrant (the "Second Warrant") to acquire 95,000 Shares at an exercise price of $1.38 per Share for 50,000 Shares, $1.60 per Share for 33,000 Shares, and $1.71 per Share for 12,000 Shares, subject to certain adjustments, (iv) a warrant (the "Third Warrant") to acquire 150,000 Shares at an exercise price of $0.80 per Share, subject to certain adjustments, (v) a warrant (the "Fourth Warrant") to acquire 400,000 Shares at an exercise price of $3.12 per Share, subject to certain adjustments, and (vi) a warrant (the "Fifth Warrant", and together with the First Warrant, the Second Warrant, the Third Warrant and the Fourth Warrant, the "Warrants") to acquire 475,000 Shares at an exercise price of $1.23 per Share for 225,000 Shares, $1.34 per Share for 150,000 Shares, and $1.44 per Share for 100,000 Shares, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by the Investors upon at least 75 days prior notice to the Company and is automatically null and void upon certain events of default. PSource is managed by Laurus Capital Management, LLC. Valens US, VOFF SPV I, and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G.

CUSIP No.  86126T203
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Offshore SPV II, Corp.
      26-0811267
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        2,399,010*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   2,399,010*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:  2,399,010
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  5.9%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------
     *Based on 40,784,071 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of StockerYale, Inc., a Massachusetts corporation (the "Company"), as of June 30, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, as supplemented by the issuance of 1,628,664 Shares on June 30, 2008 disclosed in the Company's Current Report on Form 8-K dated June 30, 2008. As of June 30, 2008, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC, ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with PSource, Valens US, and VOFF SPV I, the "Investors") collectively held (i) 2,399,010 Shares, (ii) a warrant (the "First Warrant") to acquire 700,000 Shares at an exercise price of $1.56 per Share for 375,000 Shares, $1.75 per Share for 250,000 Shares, and $1.94 per Share for 75,000 Shares, subject to certain adjustments, (iii) a warrant (the "Second Warrant") to acquire 95,000 Shares at an exercise price of $1.38 per Share for 50,000 Shares, $1.60 per Share for 33,000 Shares, and $1.71 per Share for 12,000 Shares, subject to certain adjustments, (iv) a warrant (the "Third Warrant") to acquire 150,000 Shares at an exercise price of $0.80 per Share, subject to certain adjustments, (v) a warrant (the "Fourth Warrant") to acquire 400,000 Shares at an exercise price of $3.12 per Share, subject to certain adjustments, and (vi) a warrant (the "Fifth Warrant", and together with the First Warrant, the Second Warrant, the Third Warrant and the Fourth Warrant, the "Warrants") to acquire 475,000 Shares at an exercise price of $1.23 per Share for 225,000 Shares, $1.34 per Share for 150,000 Shares, and $1.44 per Share for 100,000 Shares, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by the Investors upon at least 75 days prior notice to the Company and is automatically null and void upon certain events of default. PSource is managed by Laurus Capital Management, LLC. Valens US, VOFF SPV I, and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G.

CUSIP No.  86126T203
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Capital Management, LLC
      20-8903345
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        2,399,010*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   2,399,010*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:   2,399,010
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  5.9%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
     *Based on 40,784,071 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of StockerYale, Inc., a Massachusetts corporation (the "Company"), as of June 30, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, as supplemented by the issuance of 1,628,664 Shares on June 30, 2008 disclosed in the Company's Current Report on Form 8-K dated June 30, 2008. As of June 30, 2008, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC, ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with PSource, Valens US, and VOFF SPV I, the "Investors") collectively held (i) 2,399,010 Shares, (ii) a warrant (the "First Warrant") to acquire 700,000 Shares at an exercise price of $1.56 per Share for 375,000 Shares, $1.75 per Share for 250,000 Shares, and $1.94 per Share for 75,000 Shares, subject to certain adjustments, (iii) a warrant (the "Second Warrant") to acquire 95,000 Shares at an exercise price of $1.38 per Share for 50,000 Shares, $1.60 per Share for 33,000 Shares, and $1.71 per Share for 12,000 Shares, subject to certain adjustments, (iv) a warrant (the "Third Warrant") to acquire 150,000 Shares at an exercise price of $0.80 per Share, subject to certain adjustments, (v) a warrant (the "Fourth Warrant") to acquire 400,000 Shares at an exercise price of $3.12 per Share, subject to certain adjustments, and (vi) a warrant (the "Fifth Warrant", and together with the First Warrant, the Second Warrant, the Third Warrant and the Fourth Warrant, the "Warrants") to acquire 475,000 Shares at an exercise price of $1.23 per Share for 225,000 Shares, $1.34 per Share for 150,000 Shares, and $1.44 per Share for 100,000 Shares, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by the Investors upon at least 75 days prior notice to the Company and is automatically null and void upon certain events of default. PSource is managed by Laurus Capital Management, LLC. Valens US, VOFF SPV I, and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G.

CUSIP No.  86126T203
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      David Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Israel
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        2,399,010*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   2,399,010*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:   2,399,010
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  5.9%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
     *Based on 40,784,071 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of StockerYale, Inc., a Massachusetts corporation (the "Company"), as of June 30, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, as supplemented by the issuance of 1,628,664 Shares on June 30, 2008 disclosed in the Company's Current Report on Form 8-K dated June 30, 2008. As of June 30, 2008, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC, ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with PSource, Valens US, and VOFF SPV I, the "Investors") collectively held (i) 2,399,010 Shares, (ii) a warrant (the "First Warrant") to acquire 700,000 Shares at an exercise price of $1.56 per Share for 375,000 Shares, $1.75 per Share for 250,000 Shares, and $1.94 per Share for 75,000 Shares, subject to certain adjustments, (iii) a warrant (the "Second Warrant") to acquire 95,000 Shares at an exercise price of $1.38 per Share for 50,000 Shares, $1.60 per Share for 33,000 Shares, and $1.71 per Share for 12,000 Shares, subject to certain adjustments, (iv) a warrant (the "Third Warrant") to acquire 150,000 Shares at an exercise price of $0.80 per Share, subject to certain adjustments, (v) a warrant (the "Fourth Warrant") to acquire 400,000 Shares at an exercise price of $3.12 per Share, subject to certain adjustments, and (vi) a warrant (the "Fifth Warrant", and together with the First Warrant, the Second Warrant, the Third Warrant and the Fourth Warrant, the "Warrants") to acquire 475,000 Shares at an exercise price of $1.23 per Share for 225,000 Shares, $1.34 per Share for 150,000 Shares, and $1.44 per Share for 100,000 Shares, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by the Investors upon at least 75 days prior notice to the Company and is automatically null and void upon certain events of default. PSource is managed by Laurus Capital Management, LLC. Valens US, VOFF SPV I, and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G.

CUSIP No.  86126T203
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Eugene Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        2,399,010*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   2,399,010*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:   2,399,010
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  5.9%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
     *Based on 40,784,071 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of StockerYale, Inc., a Massachusetts corporation (the "Company"), as of June 30, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, as supplemented by the issuance of 1,628,664 Shares on June 30, 2008 disclosed in the Company's Current Report on Form 8-K dated June 30, 2008. As of June 30, 2008, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC, ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with PSource, Valens US, and VOFF SPV I, the "Investors") collectively held (i) 2,399,010 Shares, (ii) a warrant (the "First Warrant") to acquire 700,000 Shares at an exercise price of $1.56 per Share for 375,000 Shares, $1.75 per Share for 250,000 Shares, and $1.94 per Share for 75,000 Shares, subject to certain adjustments, (iii) a warrant (the "Second Warrant") to acquire 95,000 Shares at an exercise price of $1.38 per Share for 50,000 Shares, $1.60 per Share for 33,000 Shares, and $1.71 per Share for 12,000 Shares, subject to certain adjustments, (iv) a warrant (the "Third Warrant") to acquire 150,000 Shares at an exercise price of $0.80 per Share, subject to certain adjustments, (v) a warrant (the "Fourth Warrant") to acquire 400,000 Shares at an exercise price of $3.12 per Share, subject to certain adjustments, and (vi) a warrant (the "Fifth Warrant", and together with the First Warrant, the Second Warrant, the Third Warrant and the Fourth Warrant, the "Warrants") to acquire 475,000 Shares at an exercise price of $1.23 per Share for 225,000 Shares, $1.34 per Share for 150,000 Shares, and $1.44 per Share for 100,000 Shares, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by the Investors upon at least 75 days prior notice to the Company and is automatically null and void upon certain events of default. PSource is managed by Laurus Capital Management, LLC. Valens US, VOFF SPV I, and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G.

Item 1(a).  Name of Issuer:  StockerYale, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            32 Hampshire Road, Salem, New Hampshire 03079


Item 2(a).  Name of Person Filing:  Valens Capital Management, LLC

          This Schedule 13G is also filed on behalf of PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey, Laurus Capital Management, LLC, a Delaware limited liability company, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV I, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands, Valens Offshore SPV II, Corp., a Delaware corporation, David Grin and Eugene Grin. Laurus Capital Management, LLC manages PSource Structured Debt Limited. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd. and Valens Offshore SPV II, Corp. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd. and Valens Offshore SPV II, Corp. Information related to each of PSource Structured Debt Limited, Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Eugene Grin and David Grin is set forth on Appendix A hereto.


Item 2(b).  Address of Principal Business Office or, if none, Residence:
            c/o Valens Capital Management, LLC, 335 Madison Avenue, 10th Floor, New York, New York 10017

Item 2(c).  Citizenship:   Delaware

Item 2(d).  Title of Class of Securities:  Common Stock ("Common Stock")


Item 2(e).  CUSIP Number:  86126T203


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.  Ownership:

         (a) Amount Beneficially Owned:  2,399,010*

         (b) Percent of Class:  5.9%*

         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote                    0*

             (ii) shared power to vote or to direct the vote          2,399,010*

            (iii) sole power to dispose or to direct the
                  disposition of                                              0*

             (iv) shared power to dispose or to direct the
                  disposition of                                      2,399,010*


Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

         Not Applicable.


Item 7.  Identification  and  Classification  of  Subsidiary Which  Acquired the
         Securities:

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group:

         Not Applicable.


Item 9.  Notice of Dissolution of Group:

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


-------------------
     *Based on 40,784,071 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of StockerYale, Inc., a Massachusetts corporation (the "Company"), as of June 30, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, as supplemented by the issuance of 1,628,664 Shares on June 30, 2008 disclosed in the Company's Current Report on Form 8-K dated June 30, 2008. As of June 30, 2008, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC, ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with PSource, Valens US, and VOFF SPV I, the "Investors") collectively held (i) 2,399,010 Shares, (ii) a warrant (the "First Warrant") to acquire 700,000 Shares at an exercise price of $1.56 per Share for 375,000 Shares, $1.75 per Share for 250,000 Shares, and $1.94 per Share for 75,000 Shares, subject to certain adjustments, (iii) a warrant (the "Second Warrant") to acquire 95,000 Shares at an exercise price of $1.38 per Share for 50,000 Shares, $1.60 per Share for 33,000 Shares, and $1.71 per Share for 12,000 Shares, subject to certain adjustments, (iv) a warrant (the "Third Warrant") to acquire 150,000 Shares at an exercise price of $0.80 per Share, subject to certain adjustments, (v) a warrant (the "Fourth Warrant") to acquire 400,000 Shares at an exercise price of $3.12 per Share, subject to certain adjustments, and (vi) a warrant (the "Fifth Warrant", and together with the First Warrant, the Second Warrant, the Third Warrant and the Fourth Warrant, the "Warrants") to acquire 475,000 Shares at an exercise price of $1.23 per Share for 225,000 Shares, $1.34 per Share for 150,000 Shares, and $1.44 per Share for 100,000 Shares, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by the Investors upon at least 75 days prior notice to the Company and is automatically null and void upon certain events of default. PSource is managed by Laurus Capital Management, LLC. Valens US, VOFF SPV I, and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              July 10, 2008
                                              ----------------------------------
                                              Date


                                              Valens Capital Management, LLC

                                              By:   /s/ Eugene Grin
                                                 -------------------------------
                                                   Eugene Grin
                                                   Principal



      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

                                   APPENDIX A



A. Name:                     PSource Structured Debt
                             Limited, a closed ended company incorporated with limited liability in Guernsey

   Business                  335 Madison Avenue, 10th Floor
   Address:                  New York, New York 10017

   Place of Organization:    Guernsey


B. Name:                     Laurus Capital Management, LLC, a
                             Delaware limited liability company

   Business                  335 Madison Avenue, 10th Floor
   Address:                  New York, New York 10017

   Place of Organization:    Delaware


C. Name: Valens U.S. SPV I, LLC, a Delaware limited liability company

   Address:                  335 Madison Avenue, 10th Floor
                             New York, New York 10017

   Place of Organization:    Delaware


D. Name: Valens Offshore SPV I, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands

   Business                  335 Madison Avenue, 10th Floor
   Address:                  New York, New York 10017

   Place of Organization:    Cayman Islands


E. Name: Valens Offshore SPV II, Corp., a Delaware corporation

   Address:                  335 Madison Avenue, 10th Floor
                             New York, New York 10017

   Place of Organization:    Delaware

F. Name:                     Eugene Grin

   Business Address:         335 Madison Avenue, 10th Floor
                             New York, New York 10017

   Principal                 Director of Laurus Master Fund, Ltd.
   Occupation:               Principal of Laurus Capital Management, LLC and
                             Valens Capital Management, LLC

   Citizenship:              United States


G. Name:                     David Grin

   Business Address:         335 Madison Avenue, 10th Floor
                             New York, New York 10017

   Principal                 Director of Laurus Master Fund, Ltd.
   Occupation:               Principal of Laurus Capital Management, LLC and
                             Valens Capital Management, LLC

   Citizenship:              Israel

Each of PSource Structured Debt Limited, Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Eugene Grin and David Grin hereby agrees, by their execution below, that the
Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.



PSource Structured Debt Limited

By:  Laurus Capital Management, LLC
Individually and as investment manager


/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Principal
    July 10, 2008


Valens U.S. SPV I, LLC
Valens Offshore SPV I, Ltd.
Valens Offshore SPV II, Corp.

By:  Valens Capital Management, LLC
As investment manager


/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Principal
    July 10, 2008


/s/ Eugene Grin
-----------------------------------------
    Eugene Grin, on his individual behalf
    July 10, 2008

/s/ David Grin
-----------------------------------------
    David Grin, on his individual behalf
    July 10, 2008